Filed by BowX Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: WeWork Inc. Commission File No. 333-256133Filed by BowX Acquisition Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: WeWork Inc. Commission File No. 333-256133

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

2 1 1 1 1 2.0% © 2021 WeWork. Confidential.2 1 1 1 1 2.0% © 2021 WeWork. Confidential.

98k 5.9m 22 mo. (1) (2) new desk sales square feet sold average commitment length 57% 51% 52% total occupancy including enterprise as a % of total (3) total occupancy “signed not occupied” memberships (4) memberships © 2021 WeWork. Confidential.98k 5.9m 22 mo. (1) (2) new desk sales square feet sold average commitment length 57% 51% 52% total occupancy including enterprise as a % of total (3) total occupancy “signed not occupied” memberships (4) memberships © 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

All Access

All Access offers a proven value proposition that has already seen strong adoption from major Enterprise clients and SMBs alike

Proven Demand

20k +

All Access & Virtual Memberships as of June 2021

Compelling Value Proposition

Ultimate Flexibility

On Demand (pay-as-you-go) or monthly subscription that provides access to global network of locations

Drives Occupancy

Allows WeWork to drive occupancy beyond physical capacity levels across portfolio based on utilization projections

High Margins

Significant incremental margins given subscription-based model on top of traditional leased business

Distributors & Affinity Partners

American Express
Y Combinator
Uber
Vensure Employer Services
Brex

8 | wework
© 2021 WeWork. Confidential.

• • • The partnership underscores the confidence from the market in both WeWork’s business and • brand, while adding incremental value to the WeWork balance sheet and providing a new sales channel to drive additional revenue. © 2021 WeWork. Confidential.• • • The partnership underscores the confidence from the market in both WeWork’s business and • brand, while adding incremental value to the WeWork balance sheet and providing a new sales channel to drive additional revenue. © 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

$215m $187m $197m $209m July Revenue April Revenue May Revenue June Revenue (preliminary) © 2021 WeWork. Confidential.$215m $187m $197m $209m July Revenue April Revenue May Revenue June Revenue (preliminary) © 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

1000 $650 900 $600 800 700 $550 600 500 $500 400 $450 300 200 $400 100 0 $350 2019A 2020A 2021E 2022E 2023E 2024E © 2021 WeWork. Confidential. Memberships and Workstations (in Thousands)1000 $650 900 $600 800 700 $550 600 500 $500 400 $450 300 200 $400 100 0 $350 2019A 2020A 2021E 2022E 2023E 2024E © 2021 WeWork. Confidential. Memberships and Workstations (in Thousands)

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.

© 2021 WeWork. Confidential.© 2021 WeWork. Confidential.